FREE WRITING PROSPECTUS dated September 29, 2010 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed Pursuant to Rule 433 Registration Statement No. 333-164694

USD 500,000,000.00 Floating Rate Notes due October 7, 2013

Final Terms and Conditions

Issuer:	Eksportfinans ASA
Format:	SEC Registered Global Note
Rating:	Aa1 (negative outlook) (Moody’s) / AA (outlook stable) (Standard & Poor’s) / AA (outlook stable) (Fitch)†
Size:	USD 500,000,000.00
Pricing Date:	September 29, 2010
Settlement Date:	October 7, 2010 (T+6)
Maturity:	October 7, 2013
Coupon:	3m USD Libor +20bps quarterly in arrear.
Interest Payment Dates:	October 7, January 7, April 7, July 7, commencing January 7, 2011
Redemption Price:	100.00%
Issue Price:	100.00%
Gross Commission:	0.151%
Net Proceeds:	99.849%
Business Days:	New York, London
Day Count Fraction:	Actual/360
Business Day Convention:	Modified following, adjusted
Denominations:	USD 100,000
Listing:	NYSE
Settlement:	DTC, Euroclear, Clearstream
Lead Manager:	J.P. Morgan
†

A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at 1-212-834-4533.

We will not offer or sell notes into the United States except through U.S. registered broker-dealers.